[LETTERHEAD]
                            Silicon Valley Law Group

                                January 6, 2006


             VIA FEDERAL EXPRESS; FILED VIA EDGAR - CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attn:	John L. Krug, Esq.
	Division of Corporate Finance
	Mail Stop 0610

Re: Enable IPC Corporation
    Registration Statement on Form SB-2
    File No. 333-125504

Dear Mr. Krug:

On behalf of Enable IPC Corporation, a Delaware corporation (the "Company"), we have been authorized to present the following responses to that certain letter from the Staff dated December 19, 2005 (the "Comment Letter"), relating to Amendment No. 2 to the Company's Registration Statement on Form SB-2 (File No. 333-125504) (the "Registration Statement") and our letter of December 7, 2005 (the "December 7th Letter").

The Staff's comments have been set forth below in italics, and the following paragraph has been numbered to correspond to the numeration of the Comment Letter.

"If we do not raise additional capital. . . . ," page 5

1. We note your response to comment 1 and reissue the comment. Our comment requested a detailed analysis supporting your belief that your private placement offerings to each of the selling shareholders listed in your registration statement was conducted in accordance with the Securities Act of 1933. We understand that the private placements in question occurred during July-September 2005. We also understand that during this time, you had an outstanding registration statement pending with the Commission initially filed June 3, 2005. Therefore, our concern is that there might have been a general solicitation in connection with the private placement offerings you made to your selling shareholders while you had a pending registration statement. The filing of a registration statement constitutes an offer to the public and thus a general solicitation of investors which precludes reliance on the exemption provided by
Section 4(2). See letter from former director of Division of Corporate Finance, John J. Huber, to Michael Bradfield, general counsel of the Board of Governors of the Federal Reserve System (March 23, 2984). Please advise us whether you have rescission liability with respect to the securities sold privately to the selling shareholders you have identified in your Form SB-2. If you believe you may have rescission liability, please add disclosure to your risk factor section specifying the particular risk and the consequences such liability may impose on you. If you do not believe you have rescission liability, please provide us with a detailed analysis supporting your belief that the offering was conducted in accordance with the Securities Act.

We note from the reissued comment and the accompanying explanation that the Staff is focusing on the private placements of securities by the Company from July - September 2005. To respond fully to the Staff's concerns, we will first lay the factual framework for the private placements.

The Company was formed in March of 2005, and received its initial funding, technology and other insubstantial assets through the issuance of shares of common stock. Only $12,371 in cash was received by the Company as a result of this issuance. While the Company had been approached by other prospective investors, it decided to place a hold on issuances and sales of securities in completion of the incorporation process due to management's decision to file the Registration Statement on June 3, 2005.

Management soon began to realize, however, that additional funding would be required to set up the Company's initial operations and build an infrastructure sufficient to support the goal of becoming a publicly traded company. In July 2005, the Company issued a series of seven warrants to Reuven Zfat, an accredited private investor and a long-time personal and business associate of Mr. Walker. Mr. Zfat had been one of the people who had wanted to invest in the Company but had been deferred by management's desire to file the Registration Statement. The warrants issued to Mr. Zfat entitled him to purchase an aggregate of 1,050,000 shares of common stock (150,000 shares per warrant) at an exercise price of $0.10 per share. To date, Mr. Zfat has exercised a total of three warrants (one in each of August, September and October 2005), for an aggregate issuance of 450,000 shares of common stock and cash proceeds to the Company of $45,000.

In August 2005, management was approached by Steve Skelton, an accredited investor who had requested to participate in the initial stock issuance. The Company issued Mr. Skelton 12,000 shares of common stock for which he paid $3,000. The funds were used to sustain ongoing operations, as discussed above.

In September 2005, the Company was running extremely low on funds. Management was concerned about the Company's ability to continue operations, as the Registration Statement had not yet been declared effective. At that time, James Tanner, one of the Company's founding stockholders and an accredited investor, contacted David Walker, the Company's CEO, and indicated that he had a small group of accredited individuals who were still interested in purchasing shares of common stock. Mr. Tanner was another individual who had expressed an earlier desire to invest in the Company. Due to the Company's need for operating funds, the investment was accepted, and the Company issued an aggregate of 1,275,000 shares of common stock for proceeds of $127,500. The Company also issued a warrant to Mr. Tanner, to purchase an aggregate of 305,000 shares of common stock at an exercise price of $0.10 per share. To date, the warrant has not been exercised.

In the December 7th Letter, the Company provided an analysis of why the private placements of securities should not be integrated with its proposed public offering. In its Comment Letter, the Staff has specifically raised the issue of whether a general solicitation occurred with respect to the July - September private placements due to the fact that the Registration Statement had been filed with the Commission. The December 7th Letter noted the no-action letter dated March 23, 1984 from John J. Huber, the former director of the Division of Corporate Finance, to Michael Bradfield, the general counsel of the Board of Governors of the Federal Reserve System (the "Bradfield Letter"). We have reviewed the Bradfield Letter, and note its statement made in that letter that "[t]he filing of a registration statement constitutes an offer to the public and thus a general solicitation of investors which precludes reliance on the exemption provided by Section 4(2)."

In subsequent no-action letters, the Commission provided additional interpretation of the relationship between the filing of a registration statement and concurrent private placements. The no-action letter dated June 26, 1990 from Abigail Arms, the Deputy Chief Counsel, Division of Corporation Finance, to Robert Todd Lang of Weil, Gotshal & Manges, counsel to Black Box Incorporated (the "Black Box Letter") discussed this relationship with respect to a private placement of convertible debentures conducted subsequent to a filing of a registration statement. The Commission stated that the private placement "need not be integrated with the registered public offering," noting the petitioner's representation that the issuance and sale of the convertible debentures would be a valid private placement if viewed separately.

The Commission expanded on the guidance in the Black Box Letter in a subsequent no-action letter dated February 28, 1992 from Cecilia D. Blye, Special Counsel, to Kenneth R. Koch of Squadron, Ellenoff, Plesent & Lehrer (the "Subsequent Black Box Letter"). The Subsequent Black Box Letter noted that the position expressed by the Staff in the Black Box Letter was a policy position, and therefore would be narrowly construed to be limited to "situations where a registered offering would otherwise be integrated with an unregistered offering to 1) persons who would be qualified institutional buyers for purposes of Rule 144A and 2) no more than two or three large institutional accredited investors."

Although none of the purchasers of the Company's common stock in the July-September private placements are large institutions, they are accredited investors who were already familiar with the Company and its management. The policy considerations present in the Black Box Letter and the Subsequent Black Box Letter - that these investors were not in need of the protections afforded by the registration process - should remain the same in the Company's present situation.

As set forth in the December 7th Letter, an examination of the five integration factors found in Rule 502 of Regulation D, promulgated under the Securities Act of 1933, as amended, support the Company's belief that the July-September private placements should not be integrated with the proposed public offering. Please refer to the December 7th Letter for more information.

For the above reasons, we respectfully suggest that the Company's July-September private placements were a continuation of the earlier incorporation process and should not be integrated with its proposed public offering.

Thank you again for your assistance, and please contact me if you have any questions or comments regarding this matter.

						Very truly yours,

						SILICON VALLEY LAW GROUP
						A Law Corporation


						By:/s/ Cathryn S. Gawne
						------------------------
						       Cathryn S. Gawne, Esq.

cc:  Mr. David A. Walker